Valley Forge Life Insurance Company
                                 A Stock Company

Administrative Office:                            Home Office:
100 CNA Drive                                    401 Penn St.
Nashville, Tennessee 37214                       Reading, Pennsylvania 19601
                   CREDITING OF AIRLINE MILEAGE PROGRAM AWARDS
                                   ENDORSEMENT


This endorsement forms a part of the contract to which it is attached.

We will award certain airline mileage program miles (sometimes referred to herein simply as "miles") based on the amount of your initial purchase payment. Additional airline mileage program miles may be awarded in response to subsequent purchase payments.

We reserve the right to determine the number of miles, if any, awarded with each purchase payment we receive. All purchase payments received as of a given date under contracts to which this endorsement is attached shall be awarded the then current miles per dollar of purchase payment, as determined in the sole discretion of Valley Forge Life Insurance Company.

Any airline mileage program miles award will be made within two months of the purchase payment being applied to the contract; provided, however no miles will be awarded until after the contract's free look period has expired. If the contract is cancelled during the free look period, no miles will be awarded.

We do not guarantee that an airline will continue to offer a mileage program, nor do we guarantee any future miles crediting. The airline offering the mileage program may change its mileage program rules, regulations, travel awards and special offers at any time without notice, and may end such program with notice. Any such changes may affect your ability to use the mileage awards or credits that have accumulated. Participants in an airline mileage program may not be able to obtain all offered awards at all times or use awards for all destinations or on all flights. Travel awards, mileage accrual and special offers are subject to government regulations. For complete details about the airline mileage program, please consult the airline mileage program literature provided when you enrolled in the airline mileage program.

Signed for the Company at its Executive Offices in Chicago, Illinois on the contract date.

         Chief Executive Officer                            Group Vice President